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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / CHECK BOX IF NO
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935
    MAY CONTINUE. SEE              or Section 30(f) of the Investment Company
    INSTRUCTION 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
   Diller, Barry                                USA Networks, Inc. (USAi)                       Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
 1 HSN Drive                                      Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person,                  November, 1998       ----        title ---       below)
                 (Street)                         (Voluntary)             ------------------                below)
  St. Petersburg, FL  33729                                               5. If Amendment,     Chairman of the Board and Chief
---------------------------------------------                                Date of Original          Executive Officer
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                          ------------------- -------------------------------------
                                                                                             7. Individual or Joint/Group Filing
                                                                                                (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/     ---------------------------------------                          Indirect       Owner-
                                   Year)    Code    V       Amount   (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock, $.01 par value
   per share                    11/12/1998  M      V       980,000   A       9.4445           ||                 D            ---
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                                                                                              ||
Common Stock, $.01 par value                                                                  \/
   per share                    11/12/1998  S      V       864,000   D      24.5000        116,000               I             *
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Common Stock, $.01 par value
   per share                    11/19/1998  G      V        60,000   D      27.8750           -0-               N/A**         N/A
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Common Stock, $.01 par value
   per share                     N/A       N/A    N/A        N/A    N/A      N/A           913,976               I             *
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                      (Print or Type Response)

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     -----------------------------------
                                                                               Date    Expira-            Amount or
                                                  ---------------------------- Exer-   tion       Title   Number of
                                                    Code  V    (A)     (D)     cisable Date               Shares
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Stock Option                                                                   11/24   11/24    Common
(Right to Buy)               9.4445    11/12/1998    M    V          980,000   1996    2005     Stock       980,000
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Stock Option                                                                   08/24   08/24    Common
(Right to Buy)              11.3125      N/A       N/A         N/A    N/A       1996    2005     Stock    3,791,694
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Stock Option                                                                   11/27   11/27    Common
(Right to Buy)              15.3750      N/A       N/A         N/A    N/A       1996    2005     Stock    1,250,000
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Stock Option                                                                   10/20   10/20    Common
(Right to Buy)              19.3125      N/A       N/A         N/A    N/A       1996    2005     Stock    9,500,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Stock Option
(Right to Buy)                7,997,500                   D                              ---
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Stock Option
(Right to Buy)                2,843,770                   D                              ---
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Stock Option
(Right to Buy)                  937,500                   D                              ---
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Stock Option
(Right to Buy)                2,375,000                   D                              ---
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

Explanation of Responses:

* These shares are held indirectly by the following entities: Ranger Investments, L.P. (1,029,954 shares), BDTV II, Inc. (8 shares), BDTV III, Inc. (8 shares) and BDTV IV, Inc. (6 Shares).
** Reporting person disclaims beneficial ownership of certain shares held by The Diller Foundation.

                  /S/ BARRY DILLER                        12/10/98
                  --------------------------------        --------
                  ***Signature of Reporting Person           Date

***Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB Number.

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